EXHIBIT 12


                       STATEMENT RE: COMPUTATION OF RATIOS


ROA - RETURN ON AVERAGE ASSETS: Return on Average Assets is defined as net income divided by average total assets.

ROE - RETURN ON AVERAGE EQUITY: Return on Average Equity is defined as net income divided by average total equity.


One Valley incorporates the definitions on page 27 of One Valley's 1998 Annual Report to Shareholders.


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